

Mail Stop 7010

April 10, 2007

Janet L. Tarkoff
Chief Legal Officer
JMP Group Inc.
600 Montgomery Street
San Francisco, CA 94111

**Re: JMP Group Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed on March 27, 2007
          File No. 333-140689**

Dear Ms. Tarkoff:

        We have reviewed your filing and have the following comments.

Prospectus Summary, page 1

Our Reorganization, page 5

1.   We note your response to comment 9 in our letter dated March 14, 2007. Please quantify the value of the distributions on a group and individual basis for each of your directors, executive officers and key employees.

2.   We note that during fiscal year 2006 you made distributions of $11.4 million, which exceeds fiscal year 2006 net income. When distributions exceed earnings in the current year, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Also, we note that you intend to make additional distributions in connection with the corporate reorganization for (i) all 2007 earnings generated prior to the corporate reorganization; (ii) $10 million for earnings previously allocated to members for periods prior to December 31, 2006; and (iii) estimated income tax obligations of the members attributable to performance bonus accruals. Such distributions are assumed to be paid from the proceeds of the offering. We believe it is appropriate to include pro forma per share data giving effect to the number of shares whose proceeds are to be used to pay the distributions. Please revise your pro forma financial information to provide such pro forma earnings per share information. Refer to SAB Topic 1:B.3 for guidance.

3.   Please explain to us how the $11.4 million in distributions are reflected in the financial statements. We note distributions on the statements of cash flows and changes in members' equity of $3.5 million. Revise the description of the profit distributions on page 6 as necessary to clarify their nature.

4.   For the distributions to your members that are not reflected in your most recent balance sheet, please provide a pro forma balance sheet reflecting the accrual (but not giving effect to the offering proceeds) along side your historical consolidate statements of financial condition. See SAB Topic 1:B.3.

5.   Please revise your disclosure to provide a description of what the restricted stock units that you intend to issue to employees in connection with the offering represent.

Summary Historical Consolidated Financial and Other Data, page 9

6.   We note your response to comments 8 and 16 in our letter dated March 14, 2007. While we understand your position regarding your pro forma presentation, we continue to believe that comprehensive presentations through net income can be misleading because the pro forma information cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date. As such, please remove the pro forma statement of income data eliminating the income allocation and accretion/(dilution) and interest expense for periods other than the current fiscal year, as such presentation is not contemplated by Article 11 of Regulation S-X. If these two adjustments are necessary for presenting pro forma taxes, then you also need to limit your pro forma presentation for taxes to the most recent fiscal year. Otherwise, you may present pro forma tax data for each period presented. In this regard, please also remove such presentation elsewhere in your document.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 36

7.   We note that you intend to grant restricted stock units that will vest over a four year period and the associated compensation expense will also be recognized over a four year period. As such, this compensation expense is not non-recurring and should be reflected in your pro forma condensed consolidated statement of income. Please revise or tell us why you do not believe a pro forma adjustment is required in accordance with Article 11 of Regulation S-X.

8.   We note that you have not adjusted basic weighted average shares of common stock outstanding for the grant of restricted stock units to be issued in connection with this offering. We assume that you are not including the restricted stock units in your calculation of basic EPS, as the units do not begin to vest until the second anniversary of your IPO. Please confirm. Also, please revise your disclosure in note 5 to state whether you have included the restricted stock units in the calculation of diluted EPS. If you do

not believe the restricted stock units should be included in the calculation of diluted EPS, please tell us your basis. Refer to paragraph 109 of SFAS 128 for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 51

9.   Please revise your discussion for brokerage revenues to explain how your trading desk taking more frequent positions in greater amounts to facilitate customer trades results in net trading losses. Please also include an explanation of what the net trading losses represent.

10.   We note that the number of companies under research coverage decreased from 294 as of December 31, 2005 to 279 as of December 31, 2006. Please revise your discussion to explain the impact the decrease in companies under research coverage had on your brokerage revenues.

Summary of Hedge Funds, Funds of Hedge Funds and REIT, page 79

11.   We note the table on page 79 providing disclosure in response to comment 62 in our letter dated March 14, 2007. Please provide similar disclosure in the footnotes to the financial statements to address the items in our previous comment. Also, for each hedge fund, fund of hedge fund and REIT, please disclose the total share of fair value of assets under management owned by you and all related parties, as defined by SFAS 57.

Compensation Discussion and Analysis, page 90

Determination of Compensation, page 90

12.   We note your response to comment 44 in our letter dated March 14, 2007. Your disclosure seems to indicate that you have engaged in benchmarking of total compensation or material elements of compensation. In that regard, please identify the companies in your revised prospectus. Alternatively, please explain to us why your utilization of data from the McLagan Survey is not benchmarking. Please refer to Item 402(b)(2)(xiv) of Regulation S-X. We may have further comment based on your response.

13.   We note your responses to comments 45 and 46 in our letter dated March 14, 2007. Please disclose your responses in your revised prospectus. In addition, please revise to disclose the specific items of your company's operating performance that were taken into account in making the decision to award these bonuses. Refer to Item 402(b)(2)(v) of Regulation S-K.

14.   Please revise your CD&A to discuss in more detail your CEO's compensation, as it appears to be based on a policy or decision that is materially different from the policies or decisions for your other executive officers. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different.

15.   Please revise to provide a more detailed narrative discussion concerning the interest paid on member's capital and income allocation of the operating profits of JMP Group LLC. This appears necessary to help an investor better understand your summary compensation table.

Where You Can Find More Information, page 106

16.   We note your response to comment 49 in our letter dated March 14, 2007. However, please delete the language in the middle of the first paragraph stating: "each statement being qualified in all respects by such reference."

JMP Group LLC Consolidated Financial Statements for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Financial Condition, page F-3

17.   We note your response to comment 63 in our letter dated March 14, 2007 and your disclosures for note 14 on page F-24, which state that you have cash and securities on deposit with the clearing broker. Please separately present the amount of deposits with your clearing broker with a notation for the amount that is in cash versus securities. Refer to Exhibit 4-3 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities for guidance. In this regard, we note your disclosure in note 19 on page F-25 that you have $50.4 million in cash held at the clearing broker. Please tell us where you have reflected this amount on your combined balance sheet as of December 31, 2006.

2. Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

18.   We note that you are now consolidating two funds, Harvest Consumer Partners and Harvest Technology Partners, due to JMPAM being the general partner of these funds and your current ownership interest. Please either revise your disclosures for the following or tell us why such information is not necessary in terms of disclosure:

- Disclose whether these two funds, for GAAP purposes, are investment companies under the AICPA Audit and Accounting Guide – Investment Companies. Please provide us with a detailed explanation, if you do not believe these two funds to be within the scope of the AICPA Audit and Accounting Guide.
- Separately disclose the holdings of these two funds on your combined balance sheets.
- Separately present interest and dividend income, realized and unrealized gains / (losses), and interest expense for these two funds on your combined income statements.
- Disclose your accounting policies for these funds, such as how you account for the investments and/or majority-owned and controlled investments.
- Disclose how you account for the management fees and incentive fees, if applicable, for these two funds.
- Provide the detailed disclosures for the investments held by these two funds as prescribed by the AICPA Audit and Accounting Guide – Investment Companies.

19.   We note your revised disclosure in response to comment 54 in our letter dated March 14, 2007. Specifically, you state, "[t]his right is not subject to financial penalties or significant operational barriers to dissolution or liquidation of the funds." This statement only addresses the criteria in paragraph 7.b(2) of EITF 04-5. Please revise your disclosure to make it clear that you meet all of the items listed in paragraph 7.b. of EITF 04-5.

Revenue Recognition, page F-8

20.   We note that you recognize management fees and selling concessions related to your underwriting revenues on the trade date. Please revise your disclosure to state exactly when in the underwriting process this date is. Also, tell us how you determined that it is appropriate to recognize revenue for your management fees and selling concessions on the trade date. Please tell us what consideration you gave to recognizing management fees on the offering date and selling concessions on the settlement date instead of on the trade date.

21.   We note your response and revised disclosure related to comment 58 in our letter dated March 14, 2007. It is unclear to us what all of your arrangements are for providing research services and how you account for each of those types of arrangements. In regards to your disclosure "brokerage revenues include fees paid to the Company for equity research," implies that you may be providing research products and/or services with compensation through trading commissions (i.e., soft dollar arrangements). However, your statement regarding when you recognize revenue for your research products and/or services implies that you are separately billing and receiving payment for these services. As such, please revise your revenue recognition policy for these services to provide a description of your research services arrangements and to clarify how revenue is recognized for each differing type of arrangement. In this regard, your

disclosures in your risk factors imply that separately billing and receiving payment for these services are recent or future arrangements. Finally, for your commission sharing or tri-party arrangements, please disclose that you are not required to deliver a fixed amount of research, obligated to make payments to third parties, and you are not entitled to any fixed amount of payments under these arrangements. Also, please clarify in your disclosure if your commission sharing or tri-party arrangements separately state the fee to be paid for research.

5. Securities and Other Investments, page F-15

22.   We note your response to comment 64 in our letter dated March 14, 2007. We note that you are accounting for your investments in partnerships in which one of your subsidiaries is the investment manager and general partner and one investment in an outside fund as equity method investees. Please revise your disclosures to include the information suggested in paragraph 20 of APB 18. Specifically, you should disclose the following:

- Total amount of equity held for each partnership / fund
- Total amount of your earnings for each partnership / fund
- Total amount of distributions from equity method investees
- Total amount of undistributed earnings from equity method investees
- Total amount of distributions of capital from equity method investees
- Summary of condensed balance sheet and income statement captions for each partnership / fund

23.   Please tell us where on your combined income statements you have recognized earnings from equity method investees. Also tell us you where you have recognized each of the cash and non-cash items recognized on your combined statements of cash flows.

9. Redeemable Member Interests, page F-16

24.   We note that the Redeemable Class A member interests are a variable percentage of total membership interests instead of a fixed percentage or fixed number of units. Please revise your disclosure to state how this variable percentage is calculated. This will allow investors to understand your equity structure as presented in your historical financial statements. Furthermore, the ownership percentage should be presented for each of the three years ended December 31, 2006.

11. Members' Equity, page F-19

25.   We note that the Class A common interests are a variable percentage of total membership interests instead of a fixed percentage or fixed number of units. Please revise your disclosure to state how this variable percentage is calculated. This will allow investors to understand your equity structure and the basis for your calculation of net income per unit

attributable to Class A and Class B common interests as presented in your historical financial statements. Furthermore, the ownership percentage should be presented for each of the three years ended December 31, 2006.

12. Equity Incentive Plan, F-20

26.   We note that you granted 1,405,000 options to employees at an exercise price of $12.50. Please disclose the following regarding your grant of options to employees during the past year:

- State whether the exercise price estimates the fair value of the underlying Class B common interests;
- State how you estimated the fair value of the underlying Class B common interests.

13. Net Income per Unit Attributable to Class A and Class B Common Interests, page F-22

27.   We note that you have removed the disclosure as to how the number of Class A common interest units is used in calculating net income per unit. Please revise your disclosure to include such information. As noted from your response letter, Class A member interests technically only have a percentage equity interest with no assigned units. As such, this disclosure is meaningful to investors in understanding your calculation.

28.   We note that you have included 33,149 units to calculate Class A member interest diluted net income per unit. We assume that your inclusion of these units to this calculation is due to the Class B common interest anti-dilution protection. Please revise your disclosure to explain how Class B common interest options result in additional Class A member interest units in calculating diluted net income per unit.

18. Litigation, page F-25

29.   We note your response to comment 71 in our letter dated March 14, 2007. Please tell us the reserve you have recognized for each period presented for your loss contingencies. In this regard, please note that any recoveries from insurance are to be recognized separately as a gain contingency in accordance with SFAS 5. Refer to Question 2 of SAB Topic 5:Y. Finally, please tell us the amount of reasonably possible loss in excess of accrual.

20. Business Segments, page F-26

30.   We note your response to comment 72 in our letter dated March 14, 2007. First, we note that you have identified the Executive Committee of JMP Group as the CODM. Furthermore, we note that certain members of the Operating Committee of JMP Securities and the CEO of JMP Asset Management are members of the Executive Committee of JMP Group. As such, it would appear that all of the reports reviewed by

those members of the Operating Committee of JMP Securities and the CEO of JMP Asset Management would also be part of the reports that are reviewed by the CODM function on a regular basis. Please either confirm that these members of the Executive Committee do not receive any other reports beyond those provided to us, or provide us with copies of those reports as well. Please also confirm that the reports you provided to us are all of the reports that are regularly reviewed by the members of the CODM function.

31.   Regarding the reports you did provide us, we note that not all of the financial information presented agrees to your audited financial statements by a material amount. Specifically, total operating expenses per your CODM reports for the 12-months ended December 31, 2006 do not agree to your consolidated statement of income for the 12-months ended December 31, 2006. Also, total liabilities per your CODM reports do not agree to your consolidated statement of financial position as of December 31, 2006 beyond the reclassification of redeemable Class A member interests. Please tell us why there are significant differences in your audited consolidated financial statements and the financial information contained in your CODM reports.

32.   Finally, we note that operating expenses are not clearly broken out between your two operating / reportable segments in your CODM reports. Please provide us with an explanation as to how you determined the amount of operating expenses to report for your two reportable segments given that the amount of each segment item reported is to be the amount reported to the CODM for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to paragraph 29 of SFAS 131.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Andrew D. Thorpe, Esq.
        Morrison & Foerster LLP
        425 Market Street
        San Francisco, CA 94105